04 MAR -3 AM 7:21

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010262

Our reference BB/jcd
Date 7 january 2003

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

The enclosed press releases from the period December 2003 and the Pricing Supplements of December/September are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

dlw 3/4

Rabobank

04 MAR -3 AM 7:21

Latest News

Rabobank foresees lacklustre economic recovery
02-12-2003

The Dutch economy will grow slightly next year (1¼%) due to an improvement in global economic conditions. An international economic recovery will be particularly demonstrable in the first quarters of 2004. This will be accompanied by a partial restoration of confidence and moderate rises on the stock exchanges. The Dutch export sector will be the first to benefit from this recovery. However, following this period global growth will once again be disappointing. This means that there is still considerable uncertainty as to whether the international recovery will be sufficiently strong and stable to boost domestic consumer spending. The economic recovery is expected to be lacklustre and will not usher in a new period of economic boom.

Rabobank put forward this position in Outlook for 2004, which was presented by Chairman of the Executive Board Bert Heemskerk today. In this report Rabobank groupeconomists shares itstheir expectations and views regarding the development of the economy.

Growth rate in the United States will be disappointing in 2004
Rabobank Groupeconomists foresesssee higher growth next year in both the United States and Europe. However, they do point out the risk that growth in the U.S. may fail to meet market forecastsexpectations. The strong stimulatory measuresion of the American economy (through extremely low interest rates and large-scale tax cuts) means that the growth in GDP is very artificial in nature. The major problem facing the U.S., i.e. structural overcapacity, has consequently not yet been solved. As a result, the economy in the U.S. could grow at a lower level than the global trend for a longer period of time. Rabobank Groupeconomists expects economic expansion in the U.S. to lag behind the current forecastsforecasts in the financial markets. This will lead to continued volatilityuncertainty on the stock markets and on balance to only negligible increases in both short- and long-term interest rates.

Dutch economy off to a difficult start
Higher growth in the world economy and world trade will fuel Dutch export. However, the Netherlands will

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not be able to profit fully from this development. This is principally due to the increased value of the euro, which is not lunlikely to change in the short term.any time soon. The dollar is expected to lose more strength over time, owing to the large deficit on the current account of the balance of payments in the U.S.. In addition, high increases in wage costs will continue to impede Dutch exports. Within the context of the upcoming expansion of the EU, Dutch exporters should concentrate more on new growth regions in Central and Eastern Europe.

The government is rightly focusing on the structure of the Dutch economy...
The government has introduced drastic measures in order to rectify the excessive developments of recent years. Far-reaching cutbacks and an emphasis on reducing wage costs have put government financing back in order and have improved the competitive position of the Netherlands. This establishes a strong structural foundation for enabling the Netherlands to benefit from the global economic recovery.

...but must respond effectively if the economic recovery proves to be disappointing
With its current policy the government is gambling all its money on one horse. If the international recovery runs out of steam, the Dutch export engine could prove to be insufficiently strong to generate the required impetus for renewed domestic growth. In this case the government would be wise to stimulate domestic consumer spending, for example through additional tax cuts in order to support further structural reforms to the social security system. This could enhance the growth potential of the Dutch economy in the long term.

Greater attention to the participation of ethnic minorities in the labour process is needed
Increasing the labour participation rate is a key condition for being able to tap into this growth potential. While in the 1990s the greater participation of women in the workforce created a strong increase in the supply of labour, in the next ten to twenty years the lion's share of the increase in the supply of labour will be derived from the ethnic minority population. In order to be able to fully utilise this labour potential, both the government and the business community must actively commit to bringing about maximum inclusion of ethnic minorities in the labour process. Within this context, making major investments in the eliminatingon of educational disparity is of paramount importance.

House prices will stabilise or increase slightly
The prices on the housing market will, despite all the ominous predictions at the beginning of this year, stabilise or increase slightly in 2004 as they did in 2003. The continuing shortage of good private homes and the historically low interest rates are the principal factors behind this development. This, however, must certainly not be seen as a sign of balance and stability in the housing market as a whole. Rabobank economists are of the opinion that the continuing shortages in this market representremain a significant source of imbalance, both in terms of pricing and

trading upmoving up on the housing ladder. SharplySubstantial higher growth in the new construction of suitable and affordable private and rental housing and a reduction in the property transfer tax are necessary in order to ensure upward movementthroughflow in the housing marketmarket and to prevent renewed shortages and the forcing up of prices, particularly in the lower and medium price ranges.

Outlook for 2004 web site

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Latest News

DUISENBERG TO JOIN SUPERVISORY BOARD OF RABOBANK
18-12-2003

Dr W.F. Duisenberg, former President of the European Central Bank, has been nominated for appointment to the Supervisory Board of Rabobank Nederland.

Dr L. Koopmans, Chairman of the Supervisory Board, announced this nomination this afternoon at the Central Delegates Assembly, which is also commonly referred to as the "Rabo Parliament".
"We are delighted that, as of 1 April 2004, we will be able to welcome such a loyal and prominent member of the Rabobank into our midst," Koopmans remarked.

Wim Duisenberg, who has been a member of the Rabobank since 1964, worked for Rabobank Nederland almost 25 years ago. In the interval after serving as the Dutch Minister of Finance and before being appointed President of the Dutch Central Bank, Mr Duisenberg served as Vice-Chairman of the Executive Board of Rabobank Nederland from 1978 to 1981.

Curriculum Vitae Mr. Duisenberg

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04 MAR -3 AM 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 898A
TRANCHE NO: 1
USD 27,290,000 Callable Step-up Notes due November 2008

Issue Price: 100.00 per cent.

Lehman Brothers International (Europe)

The date of this Pricing Supplement is 10 November 2003.

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find an additional Dutch selling restriction in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	898A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 27,290,000
	(ii) Tranche:	USD 27,290,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:	USD 10,000
7.	Issue Date:	12 November 2003
8.	Maturity Date:	12 November 2008, subject to adjustment in accordance with the Following Business Day Convention
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	Fixed Rate
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/Payment Basis:	Not Applicable
13.	Put/Call Options:	Call
14.	Status of the Notes:	Senior
15.	Listing:	None
16.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	From (and including) the Issue Date to (but excluding) 12 November 2004: 3.50 per cent. per annum;

		From (and including) 12 November 2004 to (but excluding) 12 November 2005: 3.75 per cent. per annum payable semi-annually in arrear From (and including) 12 November 2005 to (but excluding) 12 November 2006: 4.00 per cent. per annum payable semi-annually in arrear; From (and including) 12 November 2006 to (but excluding) 12 November 2007: 4.25 per cent. per annum payable semi-annually in arrear; and From (and including) 12 November 2007 to (but excluding) 12 November 2008: 4.50 per cent. per annum payable semi-annually in arrear;
(ii)	Interest Payment Date(s):	12 May and 12 November in each year, commencing on 12 May 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Following Business Day Convention.
(iii)	Fixed Coupon Amount(s):	On each of 12 May 2004 and 12 November 2004: USD 175.00; On each of 12 May 2005 and 12 November 2005: USD 187.50; On each of 12 May 2006 and 12 November 2006: USD 200.00; On each of 12 May 2007 and 12 November 2007: USD 212.50; and On each of 12 May 2008 and 12 November 2008: USD 225.00, per Specified Denomination
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction:	30/360 (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Business Day Convention: Following Business Day Convention

18.	**Floating Rate Provisions**	Not Applicable
19.	**Zero Coupon Note Provisions**	Not Applicable
20.	**Index Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	12 May and 12 November in each year, commencing on 12 May 2004 and ending on 12 May 2008, subject to adjustment in accordance with the Following Business Day Convention
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days' notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 as amended in paragraph 33 below, to the Noteholders
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Nominal Amount
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable

33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35.	If non-syndicated, name of the Dealer:	Lehman Brothers International (Europe)
36.	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with "
37.	Costs of Issue:	Not Applicable
38.	Subscription Period	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0179278097
40.	Common Code:	017927809
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable

42.	Delivery:	Delivery against payment
43.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent Lehman Brothers International (Europe) as Calculation Agent

GENERAL

44.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
45.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0,862276, producing a sum of (for Notes not denominated in Euro):	Euro 23,531,512
46.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47.	Effective yield at Issue Price:	Not Applicable
48.	Date of Pricing Supplement:	10 November 2003
49.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. :

By: ____________________
Duly authorised

04 MAR -3 AM 7:21

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 716A
TRANCHE NO: 4

HUF 3,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006

(to be consolidated and form a single series with the existing HUF 13,000,000,000 5.25 per cent. Notes 2003
due 6 June 2006 issued on 6 June 2003, on 21 August 2003 and on 4 September 2003)

TD Securities

Rabobank International

Deutsche Bank

KBC International Group

The date of this Pricing Supplement is 13 November 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the terms and conditions of the Notes set out in the Offering Circular dated 27 September 2002 (the "**Terms and Conditions**") and the Offering Circular dated 7 October 2003 but not the terms and conditions contained therein (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Terms and Conditions have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Terms and Conditions. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Terms and Conditions and the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Terms and Conditions and the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Variations to the selling restrictions are set out in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 (being the date of the latest audited financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002 (being the date of the latest audited financial statements of the Group).

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	716A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:		
	(i)	Series:	HUF 16,000,000,000
	(ii)	Tranche:	HUF 3,000,000,000
5	(i)	Issue Price:	94.445 per cent. of the Aggregate Nominal Amount of the Tranche plus 165 days' accrued interest in respect of the period from and including 6 June 2003 to but excluding 18 November 2003
	(ii)	Net proceeds:	HUF 2,792,100,000 plus 165 days' accrued interest (less agreed expenses)
6	Specified Denominations:		HUF 1,000,000 and HUF 10,000,000
7	Issue Date:		18 November 2003
8	Maturity Date:		6 June 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		Not Applicable
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	6 June in each year commencing on 6 June 2004 and ending on 6 June 2006

	(iii)	Fixed Coupon Amounts:	HUF 52,500 on each denomination of HUF 1,000,000 and HUF 525,000 on each denomination of HUF 10,000,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Dates:	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 29 December 2003 upon certification as to non-U.S. beneficial ownership

	(ii) Applicable TEFRA exemption:		D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and Budapest
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London KBC Bank NV
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.1875 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.1875 per cent. of the respective Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands**: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different states that are a party to the Agreement on the European Economic Area;

(b) 60% or more of the Notes is placed in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

Hungary: Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

37	Costs of Issue:		Not Applicable
38	Subscription period:		Not Applicable

OPERATIONAL INFORMATION

39	(i)	ISIN Code:	XS0169375929
	(ii)	Temporary ISIN Code:	XS0180288085
40	(i)	Common Code:	16937592
	(ii)	Temporary Common Code:	18028808

41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A., Banque Générale du Luxembourg S.A. and Rabo Securities N.V. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.003878, producing a sum of (for Notes not denominated in Euro):	Euro 11,634,000
46	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	13 November 2003
49	Date of Base Offering Circular:	This Pricing Supplement should be read in conjunction with (i) the offering circular dated 7 October 2003 except for the terms and conditions contained therein, and (ii) with respect to the terms and conditions of the Notes, the terms and conditions contained in the offering circular dated 27 September 2002.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 884A
TRANCHE NO: 1

USD 10,000,000 Fixed Rate Notes due November 3, 2013

Issue Price: 70.83 per cent

Rabobank Nederland, Singapore Branch

The date of this Pricing Supplement is 30 October 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
2	(i)	Series Number:	884A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		USD 10,000,000
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	70.83 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 7,083,000
6	Specified Denominations:		USD 100,000
7	Issue Date:		3 November 2003
8	Maturity Date:		3 November 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		1.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	1.00 per cent. Per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	3 November in each year, commencing on 3 November 2004 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	Actual/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		New York, London, Jakarta, Singapore
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Rabobank Nederland, Singapore Branch 77 Robinson Road # 09-00, SIA Building, Singapore 068896, Singapore
36	Additional selling restrictions:	Not Applicable
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0179251722
40	Common Code:	17925172
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and as Calculation Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.862276, producing a sum of (for Notes not denominated in Euro):	Euro 8,622,760
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	30 October 2003
49	Date of Base Offering Circular:	7 October 2003

Where interest is derived by any person who is not resident in Singapore, Singapore withholding tax at the prevailing rate (as may be reduced/exempted by tax treaties or by specific Singapore regulations) will apply. In addition to the situations mentioned in (i) up to and including (ix) of Condition 9 of the 'Terms and Conditions of the Notes' in the Offering Circular, the interest shall be paid after deducting the relevant Singapore withholding tax and no Additional Amounts shall be payable with respect to any Note, Receipt or Coupon presented for payment.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 866A

TRANCHE NO: 1
EUR 10,000,000 Target Redemption Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 26 September 2003.

The terms of the Notes set out in this Pricing Supplement shall use the definitions as set out in, and shall be read in conjunction with, the Terms and Conditions (the "**Terms and Conditions**") set forth in the offering circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "**Programme**"). The Notes will be issued on the terms of this Pricing Supplement read together with an updated offering circular relating to the Programme expected to be issued and dated on or around 7 October 2003, save in respect of the terms of the Notes described herein which are to be read in conjunction with the Terms and Conditions. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	866A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 10,000,000
	(ii) Tranche:	EUR 10,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	EUR 10,000,000
6	Specified Denominations:	EUR 10,000
7	Issue Date:	30 September 2003
8	Maturity Date:	The earlier of the Early Redemption Date (as defined in item 33 below) and 30 September 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	See item 20 below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 20 below
13	Put/Call Options:	Not Applicable (subject to item 33 below)
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	8.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 30 September 2004

In respect of each Interest Period (which, for purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 30 September 2004 to but excluding the Maturity Date, the Rate of Interest applicable to the Notes payable semi-annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula:

10.00 per cent. – (2 x EURIBOR)

Provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in item 33 below) has occurred

where:

"**EURIBOR**" means 6 month EURIBOR, being the rate for deposits in EUR for a period of six months which appears on Moneyline Telerate Page 248 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. Brussels time on the relevant Interest Determination Date.

If such rate does not appear on the Moneyline Telerate Page 248 (or such other page that may replace that page on that service or a successor service) at the time and day designated above in respect of the relevant Interest Period, the Determination Agent shall determine the rate by requesting the principal London office of each of four major banks in the London Interbank market to provide a quotation for the rate at which deposits in EUR were offered to prime banks in the London Interbank market for a period of six months at approximately 11:00 a.m. Brussels time on the relevant Interest Determination Date in an amount that is representative for a single transaction in the Euro-zone Interbank market at such time

If at least two such quotations are provided, the rate shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate shall be the arithmetic mean of the rates quoted by major banks in the Euro-zone, selected by the Determination Agent, at approximately 11:00 a.m., Brussels time, on such day for loans in EUR to leading European banks for a period of six months in an amount that is representative for a single transaction in the Euro-zone market at such time

Provided that if an Early Redemption Event (as defined in item 33 below) occurs, the amount of interest payable in respect of an Interest Period shall be limited to the Final Interest Amount

"**Determination Agent**" means Morgan Stanley Capital Services, Inc.

"**Interest Determination Date**" in respect of any Interest Period means the fifth TARGET Business Day preceding the last day of such Interest Period

"**TARGET Business Day**" means a day on which the TARGET System is operating

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Specified Period(s)/Specified Interest Payment Dates:	30 March and 30 September in each year, commencing on 30 March 2004 up to and including the earlier of the Maturity Date and the Early Redemption Date (as defined in item 33 below)
(v)	Business Day Convention:	Not Applicable
(vi)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(vii)	Minimum Rate of Interest:	0.00 per cent. per annum
(viii)	Maximum Rate of Interest:	Not Applicable
(ix)	Day Count Fraction (Condition 1(a)):	30/360

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue
	(ii) Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system **Mandatory Early Redemption by Issuer** If an Early Redemption Event occurs, the Notes shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount will be limited to the Final Interest Amount, as described in item 20(i) and in this item 33)

An **"Early Redemption Event"** shall occur if, on any Interest Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 10.00 per cent. of the Aggregate Nominal Amount of the Notes

"**Early Redemption Date**" means the first Interest Payment Date following the occurrence of an Early Redemption Event

"**Early Redemption Amount**" means the nominal amount of each Note plus the Final Interest Amount

"**Final Interest Amount**" means in respect of each Note, an amount equal to 10.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods prior to the Interest Period which ends on but excluding the Early Redemption Date

The Calculation Agent shall notify the Issuer and the Issuer shall notify the Paying Agents and the Noteholders of any such Early Redemption Event two Business Days prior to the Early Redemption Date

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Issuer shall pay the Additional Interest Amount on the Maturity Date

"**Additional Interest Amount**" means in respect of each Note, an amount equal to 10.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods ending on but excluding the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Note will be an amount equal to 10.00 per cent. of the nominal amount of each Note

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0176346236
38	Common Code:	017634623
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of:	Not Applicable
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	26 September 2003

46	Date of Base Offering Circular:	An updated offering circular relating to the Programme expected to be issued and dated on or around 7 October 2003, save in respect of the terms of the Notes described herein (which shall be read in conjunction with the Terms and Conditions set forth in the offering circular dated 27 September 2002)

Signed on behalf of the Issuer:

By: ______________________________

Duly authorised